Form C

Cover Page

Name of issuer:

Three Years Gone LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: NY
Date of organization: 7/11/2022

Physical address of issuer:

286 20th Street PH
Brooklyn NY 11215

Website of issuer:

http://www.threeyearsgone.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Revenue Participation Agreement

Target number of securities to be offered:

200,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $200,000; interests will be sold

Pro-rated portion of the total principal value of $200,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

Target offering amount:

$200,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$600,000.00

Deadline to reach the target offering amount:

4/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$0.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$0.00	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Three Years Gone LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Taryn Kosviner	Partner	Amiga Pictures	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Taryn Kosviner	CEO	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
John Manuel Gutierrez	Member Interest	25.0
Andrew Michau	Member Interest	25.0
Taryn Kosviner	Member Interest	50.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Speculative Nature of the Business. The business of the production and exploitation of motion pictures is highly speculative and has historically involved substantial risks. The costs to produce a motion picture are often miscalculated and may be increased by factors beyond the control of its producer, resulting in the inability to complete production which would result in the abandonment of the project and a total loss of all funds provided therefore. The ultimate profitability of any motion picture depends upon its audience appeal in relation to its cost of production and distribution. Audience appeal, in turn, depends upon unpredictable critical reviews and changeable public taste, among other things, which cannot be readily ascertained in advance. Based on available information, a majority of completed motion pictures fail to generate sufficient revenues to recover their cost of production and distribution. Accordingly, there can be no assurance that Company will exploit the Picture so as to enable Company to recoup all or any portion of its investment or to yield a profit on its investment. In addition, Company cannot predict the timing or amount of revenues, if any, it may derive from the exploitation of the Picture.

Risks of Motion Picture Production. No assurance can be made that sufficient funds will be raised by the Company or that the Picture will be produced. Even if sufficient funds are raised, there are significant risks involved in the production of any motion picture, many of which may materially delay completion of the Picture or make completion impossible. The Picture will not be covered by a completion bond and there is no guarantee of completion of the Picture. If the Picture is not completed, no revenues will be derived from the Picture. Such risks include, but are not limited to, production costs exceeding available funds, labor disputes, death or disability of key talent or other key personnel, equipment malfunction or destruction of completed film media. These or similar events, including any armed conflict, act of a public enemy, riot, civil disturbance, inclement weather, disease, epidemic, pandemic, fire, casualty, flood, explosion, earthquake, other acts of God, accident, boycott, governmental statute, law, ordinance, policy, order, regulation, judgment or decree are beyond the control of Company and the occurrence of any such event may cause delays and increase production costs and may have a material adverse effect on the investment. To the extent that investment contributions to the Company are insufficient to cover all production costs of the Picture, all such contributions may be lost.

No Assurance of Third-Party Performance. No representations, warranties or assurances have been made that if the Picture is produced, it will be directed by any particular person or that any particular actor will appear in the Picture. Furthermore, if an agreement is reached with a particular director, actor, distributor or any other party whose contractual performance may bear upon the value of the investment made by Investor, no assurance, representation, warranty, or covenant is furnished to Investor that such party shall actually

perform as contractually required and no indemnity is furnished to Investor by Company in the event any such party breaches its obligations to the ultimate detriment of Investor.

No Assurance of Revenue, Return of Investment or Profits. No assurance can be made, and no representation, warranty, covenant, or agreement is made, that the Picture will generate revenue sufficient to distribute cash to Investor. Investor has no assurance of receiving a return of its investment, or any profit in excess of the investment

No Assurance of Distribution or License Agreements. There is presently no contract with any distributor to distribute the Picture or with any other party to license the Picture. The success of the Picture will be dependent upon Company's ability to complete the Picture, the attractiveness of the final product to a distributor or licensee and, if distributed, the distributor's willingness to commit substantial sums to promote the Picture successfully. Company will not have the financial capability to distribute the Picture itself. The revenue derived from the Picture is dependent, among other things, upon the interest of distributors and their ability to obtain suitable distribution via theatrical, streaming, television, home video, and/or other media, and in selecting proper release dates and appropriate advertising and promotion for the Picture. Company has no agreement at this time with any party for the distribution or licensing of the Picture or with any sales agents in relation thereto. The negotiation of final distribution or licensing agreements, which frequently occurs (if at all) near the time of completion of production of a motion picture, will have a substantial impact upon the amount of receipts available to Company from the exploitation of the Picture. There is no assurance that such negotiations will result in revenues or profits to Company. Furthermore, although Company will use commercially reasonable efforts to cause the Picture to be distributed or licensed, there is no assurance that the Picture will be distributed or licensed or that such distribution or licensing will be profitable to Company. The fact that any distributor derives profits from its distribution of the Picture will not, in turn, assure that Company will also derive profits therefrom.

Competition. Company is engaged in a highly competitive business and therefore the investment contains a high degree of risk. Competition is encountered in different phases of the production and exploitation of a motion picture. In the production phase of the Picture, competition may have a material effect on the employment and cost of cast and crew. After the completion of its production, the Picture will, upon its distribution or licensing, be competing with other motion pictures and, indirectly, with other forms of public entertainment. Such competition in the phases of the production and exploitation of the Picture may have a material adverse impact on Investor's investment. Many companies involved in the production and exploitation of motion pictures have, from time to time, encountered financial difficulties, which reflect the highly competitive character of, and adverse development in, the motion picture industry as well as the unpredictability of public reaction to motion pictures.

Lack of Diversification. Company is formed solely for the purpose of developing, producing and exploiting the Picture. Therefore, the financial performance of Company is solely dependent upon the success of the Picture. In addition, the financial performance of the investment in Company is dependent upon the ability of Company to complete the Picture in a timely and cost-effective manner, the ability of Company to obtain successful distribution or licensing of the Picture and the ultimate audience appeal of the Picture if and when completed.

COVID-19. There is great uncertainty due to COVID-19 and the virus which causes COVID-19 and related matters (collectively referred to as "COVID-19"). Due to Covid-19, Company may suspend or terminate production of the Picture. Company is unable to secure insurance coverage for any COVID-19 related matter and, as such, in the event that Company is forced to shut-down production due to a COVID-19 related matter, it is likely that Investor will suffer a complete loss of its investment. Company is also at further risk due to COVID-19 related matters including the possibility that Company will not be able to secure the services of necessary cast and/or crew personnel or, if secured, that such persons may become sick and unable to complete their services for Company. In addition, Company may be sued by one or more individuals claiming that such person was made sick or otherwise injured (or died) as a result of contracting COVID-19 in connection with rendering services for Company. It is unlikely that Company will have any insurance to cover such a claim nor the resources to defend or settle such a claim and, in such event, it is likely that Investor will suffer a complete loss of its investment.

There is an extremely high risk of total loss associated with making the investment and no assurances, guarantees, representations or warranties have been given by Company or any principals, attorneys, or other representatives thereof or any other individuals or entities involved with the Picture, that any recoupment and/or profits will be realized

Management. Investor will have no right to participate in the management of the business of Company. Accordingly, Investor should not invest unless it is willing

business of Company. Accordingly, Investor should not invest unless it is willing to entrust all aspects of production of the Picture and general management to Company. Company shall have the right and power to, among other things, abandon the Picture at any time for any reason. Taryn Kosviner is a part-time officer of Company. As such, it is likely that Company will not make the same progress as it would if that were not the case. Company's future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on Company. There can be no assurance that Company will be successful in attracting and retaining other personnel required to successfully develop, produce and exploit the Picture.

Taryn Kosviner is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$200,000**

Use of Proceeds: 20% pre-production costs (casting director, principal cast, line producer, location deposits); Production 72.5% (background actors, below the line crew, equipment, location fees); 7.5% WeFunder Fee.

If we raise: **$600,000**

Use of Proceeds: 8% pre-production (casting director, principal cast, line producer, location deposits, production designer); 84.5% production costs (background actors, below the line crew, equipment, location fees, above the line crew, art department, stages for Sfx shots); 7.5% WeFunder fee.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the

Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Revenue Participation Agreement: 120% return on investment and 50% share of net profits.

I. Investor Funds.

A. Subject to the terms and conditions of this Agreement, Investor agrees to provide Company with the dollar amount of funds (Investment Amount) set forth on the signature page of this Agreement (the "Investor Funds"), which will be applied toward the production of the Picture.

B. The first one hundred thousand dollars ($100,000) of Investor Funds contributed to the offering contemplated by this Agreement will be designated as "Early Bird Investor Funds".

C. Company will seek to secure the remainder of the budget for the Picture from (i) equity financing contributions from further Regulation Crowdfunding offerings and other general equity offerings, including the concurrent offering to accredited investors which the Company is presently undertaking (the "Additional Offer Funds"); (ii) other equity financing (e.g., production partner(s), equity financing partner(s) etc.) (the "Other Equity" and, together with the Additional Offer Funds, the "Additional Equity"); and (iii) debt financing (e.g., loans, pre-sale financing etc.) (the "Debt Financing" and, together with the Additional Equity, the "Additional Funds") from third-party equity investors (the "Additional Equity Investors") and other sources (together, the "Additional Investors and Financiers").

D. Company makes no representations and gives no warranties as to the amount, if any, of Additional Funds it is able to secure. Investor understands that if, within twelve (12) months from the Effective Date, Company determines in its sole discretion that it is unlikely, for any reason, to obtain all the necessary funding for the purpose of producing, completing, delivering, and marketing the Picture, Company may, following written notice to Investor, repay Investor Funds to Investor, at which point this agreement shall terminate without any further liability to either Party and Investor shall have no interest whatsoever in Company or the Picture.

II. Investor Revenue Share.

A. Net Receipts (as defined in Paragraph C below) shall be allocated as follows:

1. First, one hundred percent (100%) of Net Receipts shall be paid to Investor and to any Additional Equity Investors who have contributed Additional Offer Funds, on a pro rata and parri passu basis, based on the ratio that their respective investment contribution bears to the aggregate of the Investor Funds and the Additional Offer Funds, until such time, if ever, as Investor has received an amount equal to one hundred and twenty percent (120%) of Investor Funds;

2. Next, one hundred percent (100%) of Net Receipts shall be paid to Investor and to any Additional Equity Investors who have contributed "early bird" investor funds on a pro rata and parri passu basis, based on the ratio that their respective "early bird" investment contribution bears to the aggregate of the Early Bird Investor Funds and the "early bird" portion of all Additional Offer Funds (as such "early bird" portion may be specified under the terms of any additional equity offer), until such time, if ever, as Investor has received an amount equal to five percent (5%) of Early Bird Investor Funds;

3. Next, any remaining amount of Net Receipts shall be retained by the Company up to an amount equal to twenty percent (20%) of the final production costs of the Picture; and

4. Finally, any remaining amount of Net Receipts shall be referred to as the "Net Profits" of the Picture and shall be retained or distributed as follows: (a) fifty percent (50%) of the Net Profits multiplied by the Investor Equity Percentage shall be paid to Investor where "Investor Equity Percentage" is the ratio that the Investor Funds bears to the aggregate of the Investor Funds and the Additional Equity (for example, if there are $600,000 of Investor Funds and the Additional Equity is a further $600,000, Investor will receive 50% multiplied by 50% (i.e. $600,000 divided by $1,200,0000) which equals 25% of the Net Profits; and (b) the remaining amount of Net Profits shall be retained by the Company and/or paid to any Additional Investors and Financiers under the terms of the respective investment or financing agreements.

B. As used herein, "Gross Proceeds" shall mean any and all amounts, including nonrefundable advances, received by Company from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity, subject to the following adjustments. Notwithstanding anything to the contrary contained in this Agreement:

1. if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds;

2. any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds;

3. any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and

4. tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or

repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture.

C. "Net Receipts" shall mean Gross Proceeds remaining after deduction of the following:

1. third-party sales agent and producer representative fees and expenses;

2. actual, third-party, out-of-pocket amounts incurred by or on behalf of Company in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture;

3. ongoing third-party accounting and legal costs and expenses actually incurred by or on behalf of Company in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs;

4. actual, third-party, out-of-pocket expenses incurred by or on behalf of Company in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints and digital storage of the Picture and any expenses incurred in connection with the copyrighting of the Picture);

5. actual, third-party, out-of-pocket expenses incurred in connection with the existence and management of Company (e.g., taxes, accounting fees, filing fees, etc.);

6. any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between Company and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture);

7. any amounts required to be withheld by law;

8. payments pursuant to music licensing deals which require additional payments based on the performance of the Picture;

9. any actual, third-party, out-of-pocket costs incurred by or on behalf of Company or its affiliates in connection with enforcement of Company's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses;

10. any amounts used to repay loans received in connection with the production of the Picture and any amounts used to pay any interest, fees, costs, revenue share and profit share associated with such loans;

11. any amounts payable to any Additional Investors and Financiers in respect of any Other Equity and Debt Financing;

12. any deferred compensation and bonuses payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture);

13. any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and

14. any reasonable reserve amounts, as determined by Company in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months.

D. Investor understands and agrees that Company makes no representations and gives no warranties as to the amount of Gross Proceeds or Net Receipts, if any, that Company will receive from the exploitation of the Picture.

E. Investor understands and agrees that in the event that any payment to be made to Investor under Paragraph A is, or is reasonably likely to be, subject to any withholding obligation under any legislation, regulation, order or directive, Company will be required to withhold from any proceeds otherwise payable to Investor an amount necessary to satisfy Company's withholding obligations.

See exact security attached as Appendix B, Investor Contracts.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the

Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company.As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those votings rights may be exercised by the investor or his or her proxy. The applicable proxy is theLead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transfereesor assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor.Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement is complete and embraces the entire understanding between the parties. All prior understandings in connection with the subject matter herein contained, either oral or written, are null and void unless expressly set forth herein. No alteration, modification, or waiver, in whole or in part, of any provision of this Agreement shall be of any effect unless set forth in writing and signed by both parties hereto. A waiver by either party of any breach or default by the other party shall not be construed as a waiver of the same or any other breach or default by such party.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;

3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
This is an LLC with no issued units.			

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

The Members of the Company (jointly the "Members") and their Membership Interest at the time of adoption of the Operating Agreement are as follows:

Taryn Kosviner, 50%
John Gutierrez, 25%
Andrew Michau, 25%

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to Investors.

Based on the risk that the company may never realize revenues or face a Default Event, the Investor may never see any returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the voting members** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the voting members** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the

Company, change the management of the Company, and even force out minority holders of securities. **The voting members** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The voting members have the right to redeem their securities at any time. **Voting members** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common units that take into account factors such as the following:

- unrelated third party valuations of our common units;
- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common units;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Three Years Gone is a feature film. It is a rite of passage drama, with elements of fantasy and thriller. It will be produced for a low budget, creating the potential for a high return (this is not a guarantee).

In 5 years we want to have completed multiple, territory-based streaming / distribution / licensing deals, and be in the process of negotiating a second term of such licenses.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Three Years Gone, LLC was incorporated in the State of New York in July 2022.

Since then, we have refined the film budget and shooting schedule with the assistance of a dedicated line producer, as well as begun discussions with key cast and talent.

Historical Results of Operations

Our company was organized in July 2022 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended October 31, 2022, the Company had revenues of $0.
- *Assets*. As of October 31, 2022, the Company had total assets of $0, including $0 in cash.
- *Net Income*. The Company has had net income of $0 for the period ended October 31, 2022.
- *Liabilities*. The Company's liabilities totaled $0 for the period ended October 31, 2022.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, we will need to raise further capital to continue operations of the Company and commence production of the feature film. We plan to use the proceeds as set forth in this Form C under "Use of Funds".

We don't have any other sources of capital in the immediate future, however the Company is exploring a concurrent raise under Reg D 506(c) for Accredited Investors. We will require additional financing in excess of the proceeds from the Offering in order to produce the feature film and perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering.

The proceeds of this Offering will not be sufficient to enable us to produce and distribute the feature film and we will need to raise further funding in order to do so. This further funding requirement will be increased if less than the maximum amount of securities offered in this offering is sold.

The Company intends to raise additional capital in the future from investors and other capital providers. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any further investments or funding from investors or other capital providers.

Runway & Short/Mid Term Expenses

Three Years Gone, LLC cash in hand is $0, as of November 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 24 to 36 months.

There have been no material changes or developments since the date of the latest financials which cover the period to 31 October 2022.

We are forecasting a total production budget of $1.4m and expect to raise between $200k and $600k of that amount via Wefunder.

We expect to raise the balance of the funding required to enable production to commence in 2023.

We expect to raise the balance of the production budget through one or more of the following: (a) a further raise on Wefunder to fund the next stage of the film's production; (b) a separate offering outside of Wefunder under Reg D 506(c) for Accredited Investors; (c) debt financing; (d) equity financing partner; and (e) production partner. Depending on our fundraising progress and to ensure the film is completed, we might also decide to shoot on a tighter schedule (19 days instead of 22), and/or defer some of the above-the-line costs, which will then be payable from the film's sale proceeds.

We are not currently profitable. We expect the Company will reach profitability on a successful distribution or licensing of the film following completion of production and we expect this will occur within 24 to 36 months.

The Company will only earn revenue on a successful distribution or licensing of the film following completion of production and we expect this will occur within 24 to 36 months. At that time we will be targeting revenue of at least 2x the film budget (i.e. $2.8m in revenue) from the initial distribution or licensing of the film.

This target revenue amount would be sufficient to repay investors funds plus the target investor returns, however any revenue is subject to all the risk disclosed and cannot be guaranteed. Given the anticipated timing of a licensing or distribution deal in 24 to 36 months, the Company does not expect to earn any revenue over the next 12 months.

All projections in the above narrative are forward-looking and cannot be guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Taryn Kosviner, certify that:

(1) the financial statements of Three Years Gone LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Three Years Gone LLC included in this Form reflects accurately the information reported on the tax return for Three Years Gone LLC filed for the most recently completed fiscal year.

Taryn Kosviner

Partner

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities?☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke

the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.threeyearsgone.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Three Years Gone Waterfall
- SPV Subscription Agreement
- Three Years Gone Waterfall

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Taryn Kosviner

Appendix E: Supporting Documents

- ttw_communications_112739_232727.pdf
- 3YG_LLC_Operating_Agreement_v3__10312022_signed.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Three Years Gone Waterfall
- SPV Subscription Agreement
- Three Years Gone Waterfall

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Taryn Kosviner

Appendix E: Supporting Documents

- ttw_communications_112739_232727.pdf
- 3YG_LLC_Operating_Agreement_v3__10312022_signed.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for

filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Three Years Gone LLC

By

Taryn Kosviner

Producer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Taryn Kosviner

Producer
2/15/2023

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.